Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

May 7, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER DEVELOPS GOLD RICH VEIN AT TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that continuing development along the Recompensa vein, at the Topia Mine, Durango, Mexico, is yielding exceptionally high gold grades in addition to silver, lead and zinc. The Recompensa Mine was one of many of the Topia mines that were reopened in January under new mining contracts. It contributed to the successful first quarter at Topia when record highs were set for silver production and ore grade. Production and unit costs at Topia are expected to improve further in 2009.

Development and stoping continue on the 1170 and 1212 levels in the Recompensa Mine. Along the main haulage level (1170), channel sampling has indicated that 133 metres of strike length averages 16.87g/t gold, 175g/t silver, 3.80% lead, and 3.17% zinc across an average width of 0.24 metres. This area is presently being stoped up to the 1212 level.

On the 1212 level, channel sampling has indicated that 120 metres of development from surface to the east face, averages 19.04g/t gold, 851g/t silver, 8.12% lead and 10.85% zinc over an average width of 0.28 metres. Sublevel development and stoping above the 1170 and 1212 levels confirm the tenor of grade on the levels. Within the next couple of weeks, a third level (1245) will be developed, accessible by raise from the 1212 level.

Sixty metres west of the portal of the 1170 level, shallow development by previous operators is evident on the Recompensa vein (but here called the El Rincon Mine). Re-sampling of the El Rincon workings on the 1165 level, along 75 metres of strike, averaged 11.52g/t gold, 198g/t silver, 7.96% lead, and 5.98% zinc over 0.46 metres width.

Overall, 700 metres of strike length on the Recompensa vein has been sampled on a wide spacing on the Company’s property. The eastern extent of the vein is unexplored, due to rugged terrain, and may well merge with the Oliva vein, currently in production. Despite the narrow widths of the Recompensa vein, the exceptional grades make it economic to mine using the same resuing methods in use at some of the Company’s other mines in the Topia District.

An exploration program consisting of surface drilling is being considered to test the Recompensa vein along 500 metres of strike below the 1170 level and El Rincon development, and above the Recompensa cross cut on the 1120 level. If successful, the El Rincon Mine will be rehabilitated, and development on the vein commenced from the Recompensa cross cut. Maps, sections and previous news releases can be viewed on the Company’s website at www.greatpanther.com.

The Recompensa vein is the lowest elevation vein being exploited at the Topia Mine. It is unique in the district considering the high grade gold values associated with high silver, lead and zinc. The vein is characterized by a quartz gangue with semi-massive sulfides constituting pyrite, galena, sphalerite,

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

arsenopyrite and minor chalcopyrite. Topia District veins are more typically characterized by quartz or barite-quartz gangue with galena, sphalerite, minor pyrite, and trace to nil chalcopyrite.

Operations at Great Panther’s Topia and Guanajuato Mines returned to normal on May 6, after the government-ordered shutdown related to the H1N1 flu virus. No cases of the flu have been reported at either location.

Mine development samples from Topia are assayed in the on-site laboratory for gold, silver, lead, zinc, and iron. Monthly, a ~5% random set of pulps are assayed by SGS at the Company’s Guanajuato Mine site laboratory as duplicate quality control. All Topia Mine surface sampling and drill core samples are assayed by SGS at the Company’s Guanajuato Mine site laboratory. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks and standards into the sample shipments.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer,
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.